UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No.____)
ASSET ACCEPTANCE CAPITAL CORP.
(Name of Subject Company (issuer))
Asset Acceptance Capital Corp. (Offeror and Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, $0.01 par value per share
(Title of Class of Securities)
04543P100
(CUSIP Number of Class of Securities)
Nathaniel F. Bradley IV
President and CEO
Asset Acceptance Capital Corp.
28405 Van Dyke
Warren, MI 48093
(586) 939-9600
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)
Copy to:
Edwin L. Herbert
Vice President and General Counsel
Asset Acceptance Capital Corp.
28405 Van Dyke
Warren, MI 48093
(586) 939-9600
CALCULATION OF FILING FEE

Transaction valuation*	Amount of Filing Fee*

Not Applicable	Not Applicable

*	In accordance with General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communication made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously N/A	Filing Party: N/A

Paid:

Form or Registration N/A	Date Filed: N/A
Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A

Date Filed: N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SIGNATURES
EXHIBIT INDEX
Excerpts of script for first quarter 2007 conference call

     On April 26, 2007, Asset Acceptance Capital Corp. (the “Company”) announced first quarter 2007 earnings and hosted a conference call to discuss first quarter results and announced its intention to return $150 million to its stockholders through a combination of a tender offer for its common stock and a special one-time cash dividend. A copy of excerpts from the script of the conference call related to the tender offer described herein is attached hereto as Exhibit 99.1.
     This Schedule TO is not an offer to buy or the solicitation of an offer to sell any of the Company’s common stock. The Company has not yet commenced the tender offer described herein. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission, will be mailed to stockholders of record and will also be made available for distribution to beneficial owners of the Company’s common stock. The solicitation of offers to buy the Company’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. When they are available, stockholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. When they are available, stockholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the Securities and Exchange Commission’s website at www.sec.gov or from the information agent that is selected by the Company. Stockholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the tender offer.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
*

*

*

*	In accordance with General Instruction D to Schedule TO, no signature is required because the filing contains only preliminary communications made before the commencement of a tender offer.

EXHIBIT INDEX
The following documents are filed as part of this report.

EXHIBIT NUMBER	DESCRIPTION

99.1	Excerpts from text of script for first quarter 2007 conference call, dated April 26, 2007.